SHAREHOLDER NEWS RELEASE

March 19, 2018 – VLAD ORLOVSKII of Bellevue, Washington, has today filed an early warning report in connection with his acquisition of Class A Convertible Restricted Voting Shares (the “Class A Shares”) and common shares (the “Common Shares”) of Cannex Capital Holdings Inc., formerly Arco Resources Corp. (the “Company”). The Common Shares of the Company are listed on the Canadian Securities Exchange (the “CSE”) under the trading symbol “CNNX”.

Mr. Orlovskii acquired the following Common Shares and Class A Shares (together, the “Shares”) in exchange for his common shares of Cannex Capital Group Inc. (“CCGI”) pursuant to an amalgamation agreement dated December 7, 2017 between the Company, 1141684 B.C. Ltd. (a wholly-owned subsidiary of the Company) and CCGI (the “Transaction”), completed on March 12, 2018:

(a)	2,037,658 Common Shares 100% owned and controlled by Mr. Orlovskii;

(b)	12,015,565 Class A Shares 100% owned and controlled by Mr, Orlovskii; and

(c)	2,029,940 Common Shares registered to Olan LLC, 100% controlled by Mr. Orlovskii by virtue of his status as manager of Olan LLC; and

(d)	11,970,060 Class A Shares registered to Olan LLC, 100% controlled by Mr. Orlovskii by virtue of his status as manager of Olan LLC; and

The Shares acquired and controlled by Mr. Orlovskii are subject to an escrow agreement under the policies of the CSE which provides for the release of 10% upon completion of the Transaction and an additional 15% of the remaining balance every six months thereafter.

Mr. Orlovskii held and controlled no securities in the Company prior to the Transaction. The Shares acquired and/or controlled by Mr. Orlovskii represent an aggregate of 15.27% of the issued and outstanding Shares of the Company. Mr. Orlovskii also holds 1,200,000 common share purchase options of the Company.

This news release is issued pursuant to early warning requirements of National Instrument 62-104 and National Instrument 62-103, which also requires a report to be filed with regulatory authorities in each of the jurisdictions containing additional information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report is filed with the Company’s documents on the SEDAR website at www.sedar.com.

Neither the CSE nor any securities regulator accepts responsibility for the adequacy or accuracy of this release.